UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☑   Form C-U: Amendment to Offering Statement
    ☑   Check box if Amendment is material and investors must reconfirm within five business days.
☐   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of issuer
Rivalcade, Inc

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Florida

    Date of organization
    May 8, 2015

Physical address of issuer
12309 Eagle Chase Way Trinity, Trinity, FL 34655

Website of issuer
http://rivalcades.com/

Name of intermediary through which the Offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a Broker-Dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,000,000

Deadline to reach the target offering amount
October 16, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$54,927.00	$6,498.00
Cash & Cash Equivalents	$46,194.00	$1,998.00
Accounts Receivable	$3,000.00	$0.00
Short-term Debt	$3,067.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$20,620.00	$0.00
Cost of Goods Sold	-$25,831.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$145,750.00	-$32,470.00

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands



OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
August 11, 2017

Rivalcade, Inc

RIVALCADE
LIVE THE BATTLE

Up to $1,000,000 of Crowd Notes

Rivalcade, Inc (the "company," "we," "us", or "our"), is offering up to $1,000,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by October 16, 2017. The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $250,000 under the Combined Offerings (the "Closing Amount") by October 16, 2017, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount up to $1,000,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to October 16, 2017, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: http://rivalcades.com/

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

UPDATES

Updates on the status of this Offering may be found at: https://www.seedinvest.com/rivalcade.com

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Rivalcade, Inc (the "Company") is a Florida Corporation, formed on May 8, 2015. The Company is currently conducting business under the name of Rivalcade.

The Company is located at 12309 Eagle Chase Way Trinity, Trinity, FL 34655.

The Company's website is http://rivalcades.com/.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on SeedInvest under https://www.seedinvest.com/rivalcade and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Business
Rivalcade's goal is to revolutionize the eSports experience, and create the next generation of eSports competition. We want to bring the charm and social aspect of an old-school arcade environment to modern day eSports, and other games, in a way that respects the way that gamers engage today. So we've created Rivalcade. A place not only focused on the elite, but also a place where everyone can compete.

Gamers are passionate. They strongly identify with their favorite games, and want to share that passion with others who feel the same way. The competitive gaming scene and e-sports have made gaming more social, while simultaneously making the barrier to entry higher for someone who doesn't have the time or money to invest in the specialized equipment they need to have the best experience.

The Offering

Minimum amount of Crowd Notes being offered	$25,000
Maximum amount of Crowd Notes	$1,000,000
Minimum investment amount per investor	SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200.
Offering deadline	October 16, 2017
Use of proceeds	See the description of the use of proceeds on page 12 hereof.
Voting Rights	See the description of the voting rights on pages 9-10, 16-17 hereof.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company's success depends on the experience and skill of Scott O'Leary, the current CEO and board of director.
The Company has entered into an employment agreement with Scott O'Leary, although there can be no assurance that he will continue to be employed by the Company for a particular period of time. The loss of Scott O'Leary or

any future members of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

Rivalcade has a $75K loan with 12 month amortization.
The loan is from Kabbage with an interest of 16.4% and a maturity date of July 21, 2018. This limits the cash flow of the business. A portion of the proceeds from this offering could be used to pay off the debt.

Rivalcade currently has $5,400 in cash balance.
A successful fundraise will be key for operations. The Company could be harmed if it is unable to meet its cash demands to adequately manage its prize pools, salaries and marketing demands.

Rivalcade faces competition from other companies in the eSports space.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved product and thus may be better equipped than us to develop and commercialize product. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our product will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We may not be successful in obtaining any issued patents.
Our success depends significantly on our ability to obtain, maintain and protect our proprietary rights to the technologies used in our services. Our eSport Championship Format is patent pending, which only indicates that we are pursuing protection, but the scope of protection, or whether a patent will even be granted, is still undetermined. We are not currently protected from our competitors. Moreover, any patents issued to us may be challenged, invalidated, found unenforceable or circumvented in the future.

We may plan to implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Scott O'Leary who is the CEO of the Company. The Company has an employment agreement with Scott O'Leary although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Scott O'Leary or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

The Company's auditor has issued a going concern opinion.
The auditor has issued a "going concern" opinion on the Company's financial statements. The company did not generate profits and sustained net losses during the periods ending December 31, 2016 and 2015. According to the auditor, the Company has an accumulated deficit of $178,220 as of December 31, 2016. Additionally, the ability to continue as a going concern for the next 12 months depends on the company's ability to produce revenues from operations to meet its obligations and/or to obtain additional capital financing. The independent accountant observes that these factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The auditor further notes that the financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

Risks Related to the Securities

A majority of the Company is owned by a small number of owners.
Prior to the Offering, the CEO Scott O'Leary owns up to 82% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Florida law, the CEO may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. The CEO may have interests that are different from yours. For example, the CEO may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company.

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances, and in certain circumstances only at the option of the Company.

These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (and only a financing using preferred shares will count for this purpose), the conversion price will be set for conversion into non-voting shares of a to-be-determined class of preferred stock. Investors in the Regulation CF offering will be considered non-major investors under the terms of the notes offered. Only major investors will have their notes converted at this time, notes held by non-major investors will only convert at the sole discretion of the Company or in the event of subsequent corporate transaction. Further, the notes convert at a discount of 25%, or based on a valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time conversion, if any, might value the Company at an amount well below the valuation cap, so you should not view the valuation cap as being an indication of the Company's value. Further any interest on the notes is accrued interest, therefore you will not be paid interest payments on these notes. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

It is unclear how the Crowd Note would be interpreted by a court if we were forced into litigation.

We are using Crowd Notes in this offering. Crowd Notes are designed to offer equity in the Company at a future date when specified conditions occur. However, it is unclear how a court in Delaware would interpret the provisions of the Crowd Note in relation to our organization as a limited liability company and since the notes set the number of underlying securities an investor is entitled to now, but do not provide for interest or a maturity date and only convert in limited circumstances. Should we be forced to litigate the terms of the Crowd Note, it is possible that a court would not interpret the note as we do, thereby impacting the terms of the investment and possibly providing greater rights to some investors and lesser rights to others.

We have not assessed the tax implications of using the Crowd Note.

The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

You may have limited rights.

The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a non-major investor under the terms of the notes offered, and therefore upon any conversion you will receive shares of a Shadow Series with certain limited rights. Shadow Series shareholders may receive a different liquidation preference, may not have voting rights, and will receive quarterly business updates by the Company but may be limited in other information and inspection rights. Furthermore, the Company has issued and may issue convertible notes to investors outside of this offering. Those notes may convert earlier or under terms more favorable than the Crowd Note.

You will be bound by an investment management agreement, which limits your voting rights.

All Non-Major Purchasers of Crowd Notes will be bound by an Investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes vote to terminate the agreement.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

The securities offered involve a high degree of risk and may result in the loss of your entire investment. Any person considering the purchase of these securities should be aware of these and other factors set forth in this form c and should consult with his or her legal, tax and financial advisors prior to making an investment in the securities. The securities should only be purchased by persons who can afford to lose all of their investment.

BUSINESS

Description of the Business
Rivalcade is an eSports lifestyle ecosystem that integrates competitions, content, and marketing activations. Rivalcade brings eSports professionals and enthusiasts together to create compelling experiences for fans and brands alike.

Business Plan
The eSports market is growing at a 20% CAGR. Our target customers are brands like Geico, McDonald's, T-Mobile, Razer, DXRacer, etc. We believe the sponsorship and Ad sales opportunities will be substantial. In the last six months, we have completed an "Arena Spectacular" for Razer, in which we ran online tournaments six days a week across five different eSports titles. We have also recently completed our two major "Overwatch Rumble" events, in which great eSports organizations competed. Our go-to-market strategy is to launch the Rivalcade League. We will do so by holding online exhibition "show matches" with professional eSports organizations using our "Patent Pending" eSport Championship format. We plan to then, conduct a live "show match" with a venue partner in Frisco, TX (Dallas), and then launch the league in full in 2018. Our primary performance measurement has been Twitch and YouTube viewership, which has increased significantly over the last two months. We have had over 2.2M views over that time span, and 1M impressions on Twitter and Facebook.

History of the Business
The Company was founded by in May 2015.

The Company's Products and/or Services

Competitions:

Live the Battle League
The Live the Battle League is a new multi-title geo based eSports league that uses a patent pending eSports Championship Format. The League plans to have professional eSports organizations officially affiliated with major metro markets like Boston, Chicago, Dallas, Los Angeles, Miami, and San Francisco.
The professional eSports scene is very fractured. The top eSports organizations participate in a wide variety of eSports titles, with little commonality. The Live the Battle League aims to provide consistency across numerous eSports game titles and give the professional organizations the competitive stability that they are looking for. Our goal is that an LBL Champion can legitimately claim to be the best eSports organization in the world!
Rivalcade has partnered with the attorneys of the sports & entertainment law firm of Lanza, Reich & Daniel on the league formation. The firm includes Bob Lanza, former Chief Counsel of the NBA Players Association; Tom Reich, former baseball and NHL agent to stars such as Mario Lemieux, Mo Vaughn, and Joe Morgan; and George Daniel, former Commissioner of the National Lacrosse League.

Rivalcade Rumble
The Rivalcade Rumble is a monthly eSports competition series that invites the top 8 professional organizations in a given game, and also holds a qualifying event for any other team to win their way into the event. This format allows for a competitive Pros vs Joes experience. Rivalcade has already executed two Overwatch Rumble events in April and May, peaking at over 25,000 concurrent viewers, and 3 million views and impressions.

Content:

Trevor May Showdown Series

The Trevor May Showdown Series is a unique content series, sponsored by the professional baseball player, entrepreneur, and Twitch personality, Trevor May, that teams up popular Twitch streamers with professional eSports athletes. The 2v2 streamer-pro teams then compete in a double elimination bracket for the "Showdown Belt" and the internet glory!

The goal of the series is to create compelling and entertaining content that will help participants grow their brands while having a great time, for a great cause. The series launched in July with the Trevor May Overwatch Showdown, and raised money for St. Baldrick's Foundation to cure childhood cancer.

Activations:

The eSports scene is growing rapidly. We believe many events will require marketing activations to engage fans. Many event operators focus too much on the event production and struggle to provide compelling experiences for event attendees. Rivalcade will fill that experiential marketing gap with their Rivalcade Live eSports experience.

Dreamhack Atlanta

Rivalcade activated an eSports experience at Dreamhack Atlanta for Define Human Studios' pre-launch activation of their new 'Islands of Nyne' battle royale game.

Current Market

The eSports industry is growing rapidly. According to NewZoo, the coming year will see the eSports Economy grow to $696 million, a year-on-year growth of 41.3%. Brands are expected to spend $517 million, broken down into $155 million on advertising, $266 million on sponsorship, and a further $95 million on media rights. Brand investment will double by 2020, pushing the total market to $1.5 billion.

The eSports marketplace speaks to the most highly desired consumer demographic, the Millennials. Brands are looking for an authentic engagement and interaction with this core eSports demographic, which according to our research, 67% of which are under the age of 35. By offering a complete eSports ecosystem that includes competitions (both live and online), content (both digital and linear), and engaging activations (both live and online), Rivalcade can offer a complete marketing solution to brands, both endemic and non-endemic, that want to be involved in eSports.

Market Competition

The markets for our products and services are highly competitive and we are confronted by aggressive competition in all areas of its business. Our competitors, such as ESL and Dreamhack, are established major eSports organizers with more resources. However, we believe we have an inclusive strategy that allows Joes and Pros to compete, and a unique competitive spirit and format. Our team will also be composed of experienced executives in the experiential event space.

Customer Base

Our targeted customers are brands that are interested in sponsoring or placing Ads for eSports events, as well as fans that are interested in watching and attending those events.

Intellectual Property

Patents

Application or Registration #	Title	File Date	Grant Date	Country
62518837	E-SPORTS CHAMPIONSHIP TOURNAMENT FORMAT	July 13, 2017	Pending	US

Description:

The invention relates to eSports, or more particularly, to a tournament to determine an eSports champion. Currently, many of the eSports genres are not adequately represented in eSports events. There is no existing eSports tournament format that aggregates the performance of an eSports team across game titles in multiple genres. There exists a need for an eSports tournament format that aggregates the performance of eSports team across many genres.

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
86851269	Entertainment services, namely, providing online electronic games	RIVAL CADE LIVE THE BATTLE	December 16, 2015	August 16, 2016	US

Description:
The mark consists of the wording "RIVALCADE LIVE THE BATTLE" in stylized font, with a line on each side of the wording "LIVE THE BATTLE" and located below the wording "RIVALCADE".

Real Property
The Company owns or leases the following real property: Not applicable

Governmental/Regulatory Approval and Compliance
We are not aware of any anticipated legal or regulatory changes that will impact the Company or its industry.

Litigation
None

Other
The Company's principal address is 12309 Eagle Chase Way Trinity, Trinity, FL 34655
The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
Live the Battle League	Limited Liability Company	Florida	June 5, 2017	50%

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of this offering. If we raise the Minimum Amount of $25,000, the net proceeds of this offering to the issuer, after the expenses of the offering (payment to the SeedInvest and legal, accounting and related expenses), will be approximately $13,875. We plan to use these proceeds as follows:

Use of Proceeds	% of Proceeds	If Target Offering Amount Sold
Live the Battle League	40%	$5,550
Working Capital	15%	$2.081
Live Activations	15%	$2.081
Content Production	15%	$2.081
Invitational Tournaments	15%	$2.081
TOTAL	100%	$13,875

If we raise the Maximum Amount of $1,000,000, the net proceeds of this offering to the issuer will be approximately $915,750. We plan to use these proceeds as follows:

Use of Proceeds	% of Proceeds	If Maximum Offering Amount Sold
Live the Battle League	20%	$183,150
Working Capital	20%	$183,150
Live Activations	15%	$137,363
Content Production	15%	$137,363
Invitational Tournaments	15%	$137,363
TOTAL	100%	$915,750

Additionally, a portion of the proceeds might be used to pay off the Loan from Kabbage.

The above list of the anticipated use of proceeds is not binding on the Company and is merely description of its current intentions. We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

If we receive funds in our concurrent offering under Rule 506(c) of Regulation D, we may allocate some of those funds to cover some, if not all of the costs, of uses identified above.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Scott O'Leary
CEO - 5/8/15 - Present
Scott is a serial entrepreneur, avid technologist, and creative content producer, with 35 years of gaming passion, and the vision to make Rivalcade a success. Scott is an experienced entrepreneur, and has extensive experience working both in technology start-up environments and Fortune 500 companies. He has a BS in Computer Science from the University of Massachusetts - Amherst, and a Master's degree in Information Technology from Bentley University.

Prior experience:

EMS Interactive
Founder & Chief Information Officer (June 2012 – Present)
- Founding member of a EMS Interactive, a startup company that develops custom business software, SaaS applications, and provides website design and hosting.
- Researched, developed, and implemented a hosting solution.
- Identified evolving and emerging web technologies that contribute significantly to product usability and "wow" factor.
- Researched and identified cost effective startup CRM solution
- Researched and identified cloud based source control system.
- Spearheaded product requirements gathering and triaged those requirements to develop a "go live" feature set for Lab Reservations.   http://www.labreserevations.com

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Scott O'Leary is the only officer in the Company.

Control/Major Decisions
The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional securities	Chief Executive Officer
Incurrence of indebtedness	Chief Executive Officer
Sale of property, interests or assets of the Company	Chief Executive Officer
Determination of the budget	Chief Executive Officer
Determination of business strategy	Chief Executive Officer
Dissolution of liquidation of the Company	Chief Executive Officer

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Florida law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 2 employees in Florida.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	533,309
Voting Rights	As provided in the Bylaws, attached in the dataroom of the Rivalcade Profile on SeedInvest
Anti-Dilution Rights	Not applicable
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

The Company has authorized 50,000,000 shares of common stock with no par value. As of December 31, 2016 and 2015, 533,309 and 0 shares of common stock were issued and outstanding, respectively. During 2016, the Company issued, to the founders and employees, a total of 533,309 shares of common stock without cash proceeds.

The Company has the following debt outstanding:

Type of debt	Bank loan
Name of creditor	Kabbage
Amount outstanding	$69,054.15 (as of 05/30/2017)
Interest rate and payment schedule	16.4%, Monthly
Describe any collateral or security	None.

Maturity date	July 21, 2018

Ownership

A majority of the Company is owned by the founder Scott O'Leary.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Scott O'Leary	52%
Rivalcade, Inc. 401(k Plan F/B/O Scott O'Leary)	30%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company is a business that has not yet generated profits nor significant revenues, has sustained net losses of $145,750 and $32,470 during the periods ended December 31, 2016 and 2015, respectively, and has an accumulated deficit of $178,220 as of December 31, 2016.

In June 2017, the Company entered into a legal services agreement whereby the counterparty is to receive 1% of the Company's equity over a two-year vesting period.

In June 15, 2017, the Company and Lanza Reich LLP dba Reich and Daniel entered into an agreement to form a business to operate an E-sports competition with the name Live the Battle League LLC. Both parties will have 50% ownership interest in the Company.

In June 15, 2017, the Company and the CEO of the Company ("Licensor") and Live the Battle League LLC ("Licensee") entered into a license and royalty agreement. Licensee was granted a non-exclusive worldwide right to use the "E-sports Championship Tournament Format" owned and invented by the Licensor. As consideration for the grant, Licensee will pay to Licensor five (5%) percent of the revenue realized by the Licensor from ticket and media rights sales derived from the competition format.

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues to date primarily consist of sponsorship fees for tournaments hosted by the Company. Costs of net revenues are primarily prizes paid out to winners of the tournaments hosted by the Company.

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. We are dependent upon additional capital resources for the commencement of our planned principal operations and are subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the our planned operations.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations
The Company has not made any material capital expenditures in the past two years.
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information Trends and Uncertainties

15

As of December 31, 2016, the Company has not yet commenced planned full scale principal operations nor generated significant revenue. The Company's activities since inception have primarily consisted of product development, business development, and efforts to raise additional capital. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations.

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

THE OFFERING AND THE SECURITIES

The Securities offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a Preferred Stock financing raising more than $1 million).

- Once a "qualified equity financing" occurs, the notes may be converted thereafter.

The price at which the Crowd Notes sold in this offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $2 million valuation cap, if the conversion takes place after the qualified equity financing; or

- If conversion takes place prior to a qualified equity financing, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $250,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before any closings occur. We will accept up to $1,000,000 from investors through Regulation Crowdfunding before the deadline of October 16, 2017.

The minimum investment is this Offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this Offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities sold pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the Securities Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors in those Crowd Notes will be entitled to participation rights in future offerings of equity securities up to the purchase price of their Crowd Notes and will be considered major investors, to the extent that concept exists, in those offerings. Further, Major Investors will be entitled to greater information rights than non-major investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-Major counterparts.

Dilution
Even once the Crowd Notes convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the Company sells more shares in a "down round," meaning at a lower valuation than in earlier Offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

     In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

     In December, the Company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the Company but her stake is worth $200,000.

     In June 2015 the Company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the Company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters
Each prospective Purchaser should consult with his own tax and ERISA advisor as to the particular consequences to the Purchaser of the purchase, ownership, and sale of the Purchaser's Securities, as well as possible changes in the tax laws.

Transfer Agent
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

In June 15, 2017, the Company and the CEO of the Company ("Licensor") and Live the Battle League LLC ("Licensee") entered into a license and royalty agreement. Licensee was granted a non-exclusive worldwide right to use the "E-sports Championship Tournament Format" owned and invented by the Licensor. As consideration for the grant, Licensee will pay to Licensor five (5%) percent of the revenue realized by the Licensor from ticket and media rights sales derived from the competition format.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable

Bad Actor Disclosure

None

SEEDINVEST INVESTMENT PROCESS

Making an investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your convertible note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
    Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;
    The intermediary will notify investors when the target offering amount has been met;
    The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF offering and the closing amount under both offerings, it will not close this offering;
    If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline;
    If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
    If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned; and
    If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:
1.   Personal information such as your current address and phone number
2.   Employment and employer information
3.   Net worth and income information
4.   Social Security Number or government-issued identification
5.   ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding offering during any 12-month period:
    If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
    If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After my investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
1. The Company becomes a fully-reporting registrant with the SEC
2. The Company has filed at least one annual report, but has no more than 300 shareholders of record
3. The Company has filed at least three annual reports, and has no more than $10 million in assets
4. The Company or another party repurchases or purchases all the securities sold in reliance on Section 4(a)(6) of the Securities Act
5. The Company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my securities after buying them?

Securities purchased through a Regulation Crowdfunding offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the securities
2. To an accredited investor
3. As part of an offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for theses securities and the Company does not have any plans to list these securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists its securities on an exchange, is acquired, or goes bankrupt.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Scott O'Leary
_____
(Signature)

Scott O'Leary
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS
Exhibit A   Offering Memorandum
Exhibit B   Financial Statements
Exhibit C   Investor Deck
Exhibit D   SeedInvest Profile

Rivalcade, Inc.

A Florida Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2016 and 2015

Rivalcade, Inc.

TABLE OF CONTENTS



To the Stockholders of
Rivalcade, Inc.
Trinity, Florida

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Rivalcade, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, changes in stockholders' equity, and cash flows for the year ended December 31, 2016 and for the period from May 8, 2015 (inception) to December 31, 2015, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
July 17, 2017

RIVALCADE, INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2016 and 2015

	2016	2015
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 46,194	$ 1,998
Accounts receivable	3,000	-
Deposits	-	4,500
Total Current Assets	49,194	6,498
Non-Current Assets:		
Property and equipment, net	5,733	-
Total Non-Current Assets	5,733	-
TOTAL ASSETS	$ 54,927	$ 6,498
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 65	$ -
Accrued expenses	3,067	-
Total Liabilities	3,132	-
Stockholders' Equity:		
Common Stock, no par, 50,000,000 shares authorized, 533,309 and 0 shares issued and outstanding, as of December 31, 2016 and 2015, respectively.	-	-
Additional paid-in capital	230,015	38,968
Subscriptions receivable	-	-
Accumulated deficit	(178,220)	(32,470)
Total Stockholders' Equity	51,795	6,498
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 54,927	$ 6,498

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

RIVALCADE, INC.
STATEMENTS OF OPERATIONS (UNAUDITED)
For the year ended December 31, 2016 and for the period from May 8, 2015 (inception) to December 31, 2015

	2016	2015
Net revenues	$ 20,620	$ -
Costs of net revenues	(25,831)	-
Gross profit	(5,211)	-
Operating Expenses:		
General & administrative	135,514	14,359
Sales & marketing	5,025	18,111
Total Operating Expenses	140,539	32,470
Loss from operations	(145,750)	(32,470)
Provision for income taxes	-	-
Net Loss	$ (145,750)	$ (32,470)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

RIVALCADE, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (UNAUDITED)
For the year ended December 31, 2016 and for the period from May 8, 2015 (inception) to December 31, 2015

	Common Stock				
	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance at May 8, 2015 (inception)	-	$ -	$ -	$ -	$ -
Contributions	-	-	38,968	-	38,968
Net loss	-	-	-	(32,470)	(32,470)
Balance at December 31, 2015	-	$ -	$ 38,968	$ (32,470)	$ 6,498
Contributions	-	$ -	$ 191,047	$ -	$ 191,047
Issuance of common stock	533,309	-	-	-	-
Net income	-	-	-	(145,750)	(145,750)
Balance at December 31, 2016	533,309	$ -	$ 230,015	$ (178,220)	$ 51,795

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

RIVALCADE, INC.
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the year ended December 31, 2016 and for the period from May 8, 2015 (inception) to December 31, 2015

	2016	2015
Cash Flows From Operating Activities		
Net Loss	$ (145,750)	$ (32,470)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	667	-
Changes in operating assets and liabilities:		
(Increase)/Decrease in accounts receivable	(3,000)	-
(Increase)/Decrease in deposits	4,500	(4,500)
Increase/(Decrease) in accounts payable	65	-
Increase/(Decrease) in accrued expense	3,067	-
Net Cash Used In Operating Activities	(140,451)	(36,970)
Cash Flows From Investing Activities		
Purchase of property and equipment	(6,400)	-
Net Cash Used In Investing Activities	(6,400)	-
Cash Flows From Financing Activities		
Contributions	191,047	38,968
Net Cash Provided by Financing Activities	191,047	38,968
Net Change In Cash	44,196	1,998
Cash at Beginning of Period	1,998	-
Cash at End of Period	$ 46,194	$ 1,998

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

Rivalcade, Inc. (the "Company"), is a corporation organized May 8, 2015 under the laws of Florida. The Company is an eSports lifestyle brand and event organizer.

As of December 31, 2016, the Company has not yet commenced planned full scale principal operations nor generated significant revenue. The Company's activities since inception have primarily consisted of product development, business development, and efforts to raise additional capital. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned full scale operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company's plans or failing to profitably operate the business.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2016, and 2015, the Company's cash balances did not exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2016 and 2015, the Company carried no allowances against its accounts receivable.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets, estimated at 4 years for the Company's equipment. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. Depreciation charges on property and equipment totaled $667 and $0 for the years ended December 31, 2016 and 2015, respectively. The Company's property and equipment as of December 31, 2016 and 2015 consisted of computer equipment with costs of $6,400 and $0, recorded net of accumulated depreciation of $667 and $0 as of December 31, 2016 and 2015, respectively.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues to date primarily consist of sponsorship fees for tournaments hosted by the Company. Costs of net revenues are primarily prizes paid out to winners of the tournaments hosted by the Company.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

From inception until December 31, 2015, the Company had elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal income taxes on the Company's taxable income. Effective January 1, 2016, the Company elected to be taxed as a corporation.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company had net operating loss carryforwards of $146,000 and $0 as of December 31, 2016 and 2015, respectively. The Company pays Federal and Florida income taxes at rates of approximately 34% and 5.5%, respectively, and has used an effective blended rate of 37% to derive net tax assets of $54,000 and $0 as of December 31, 2016 and 2015, respectively, resulting from its net operating loss carryforwards and other temporary book to tax differences. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2036, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated profits nor significant revenues, has sustained net losses of $145,750 and $32,470 during the periods ended December 31, 2016 and 2015, respectively, and has an accumulated deficit of $178,220 as of December 31, 2016.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 4: STOCKHOLDERS' EQUITY

Common Stock

The Company has authorized 50,000,000 shares of common stock with no par value. As of December 31, 2016 and 2015, 533,309 and 0 shares of common stock were issued and outstanding, respectively.

During 2016, the Company issued, to the founders and employees, a total of 533,309 shares of common stock without cash proceeds.

The founders of the Company contributed $191,047 and $38,968 of capital to the Company for the years ended December 31, 2016 and 2015, respectively.

NOTE 5: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 6: SUBSEQUENT EVENTS

Equity for Legal Services

In June 2017, the Company entered into a legal services agreement whereby the counterparty is to receive 1% of the Company's equity over a two-year vesting period.

Kabbage Loan

During 2017, the Company took a loan from Kabbage for $74,000.

Formation of Live the Battle League LLC

In June 15, 2017, the Company and Lanza Reich LLP dba Reich and Daniel entered into an agreement to form a business to operate an E-sports competition with the name Live the Battle League LLC. Both parties will have 50% ownership interest in the Company.

License to Use the E-Sports Championship Tournament Format

In June 15, 2017, the Company and an officer of the Company ("Licensor") and Live the Battle League LLC ("Licensee") entered into a license and royalty agreement. Licensee was granted a non-exclusive worldwide right to use the "E-sports Championship Tournament Format" owned and invented by the Licensor. As consideration for the grant, Licensee will pay to Licensor five (5%) percent of the revenue realized by the Licensor from ticket and media rights sales derived from the competition format.

Management's Evaluation

Management has evaluated subsequent events through July 17, 2017, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.



Rivalcade

Rivalcade is an eSports ecosystem that integrates competitions, content, and brand activations. **Edit Profile**

$500	**$2,000,000**	**Crowd Note**
Minimum	Valuation cap	Security Type

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Rivalcade is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Rivalcade without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures. The contents below are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

ESports 2017 Market Size
$696 Million

ESports Audience
385 Million

> Partnerships with Lanza, Reich & Daniel, YouStake, Wham Network, Twitch, and Battlefy
> In 6 weeks: 25K max concurrent views and 2M total views on YouTube & Twitch
> Patent Pending eSports Championship Format
> Producing Trevor May Showdown Series to raise awareness for childhood cancer

> Round Size: US $1,000,000
> Raise Description: Pre-Seed
> Minimum Investment: US $500 per investor
> Security Type: Crowd Note
> Valuation Cap: US $2,000,000
> Target Minimum Raise Amount: US $250,000
> Offering Type: Side by Side Offering

Don't just play the game... Live the Battle!

Rivalcade is a Tampa, FL based eSports ecosystem. Rivalcade integrates competitions, content, and brand activations, to bring eSports professionals and enthusiasts together, and create a compelling experience for fans and brands alike. Based on our research, up to 70% of the revenue in the eSports market is generated from brand sponsorships and advertisements, yet some large non-endemic brands are still on the sidelines.

Through Rivalcade's unique competitive formats and authentic experiential approach we want to:

- Address gaps in the existing eSports ecosystem for competitions, teams, and brands.
- Reach and engage both digital and live eSports audiences with compelling eSports experiences.
- Provide an integrated solution for brands to connect with eSports audiences in an authentic, organized, and consistent manner.

Pitch Deck



Product & Service

Competitions:

Live the Battle League

The Live the Battle League is a new multi-title geo based eSports league that uses a patent pending eSports Championship Format. The League plans to have professional eSports organizations officially affiliated with major metro markets like Boston, Chicago, Dallas, Los Angeles, Miami, and San Francisco.

The professional eSports scene is very fractured. The top eSports organizations participate in a wide variety of eSports titles, with little commonality. The Live the Battle League aims to provide consistency across numerous eSports game titles and give the professional organizations the competitive stability that they are looking for. Our goal is that an LBL Champion can legitimately claim to be the best eSports organization in the world!

Rivalcade has partnered with the attorneys of the sports & entertainment law firm of Lanza, Reich & Daniel on the league formation. The firm includes Bob Lanza, former Chief Counsel of the NBA Players Association; Tom Reich, former baseball and NHL agent to stars such as Mario Lemieux, Mo Vaughn, and Joe Morgan; and George Daniel, former Commissioner of the National Lacrosse League.

Rivalcade Rumble

The Rivalcade Rumble is a monthly eSports competition series that invites the top 8 professional organizations in a given game, and also holds a qualifying event for any other team to win their way into the event. This format allows for a competitive Pros vs Joes experience. Rivalcade has already executed two Overwatch Rumble events in April and May, peaking at over 25,000 concurrent viewers, and 3 million views and impressions.

Content:

Trevor May Showdown Series

The Trevor May Showdown Series is a unique content series, sponsored by the professional baseball player, entrepreneur, and Twitch personality, Trevor May, that teams up popular Twitch streamers with professional eSports athletes. The 2v2 streamer-pro teams then compete in a double elimination bracket for the "Showdown Belt" and the internet glory!

The goal of the series is to create compelling and entertaining content that will help participants grow their brands while having a great time, for a great cause. The series launched in July with the Trevor May Overwatch Showdown, and raised money for St. Baldrick's Foundation to cure childhood cancer.

Activations:

The eSports scene is growing rapidly. We believe many events will require marketing activations to engage fans. Many event operators focus too much on the event production and struggle to provide compelling experiences for event attendees. Rivalcade will fill that experiential marketing gap with their Rivalcade Live eSports experience.

Dreamhack Atlanta

Rivalcade activated an eSports experience at Dreamhack Atlanta for Define Human Studios' pre-launch activation of their new 'Islands of Nyne' battle royale game.

Gallery



  

LIVETHEBATTLE STATISTICS
LAST 6 WEEKS



MAX CONCURRENTS

25,000+

TOTAL VIEWS

2,125,000+

Media Mentions

  

TCHED

IMPRES

323,000+ HRS.

900,000+

   

Team Story

The foundation for Rivalcade was laid all the way back in 1981, when founder and CEO Scott O'Leary, almost at once, became an avid gamer, technologist, sports fan, and creative. Becoming a customer service expert, serial entrepreneur, and leader would come later, but Scott knew then that his life's passion was video games. He wasn't sure if that meant owning his own arcade, creating his own games, or being part of competitions. As it turned out, years later, as eSports popularity skyrocketed. Scott would found Rivalcade, the embodiment of all of those passions.

Rivalcade started official operations in the summer of 2016 running online eSports tournaments. In short order, Rivalcade formed strong relationships and secured sponsorships from several endemic eSports brands. Over the past year Rivalcade secured partnerships with key influencers, tournament platforms, and media distribution networks. This has allowed Rivalcade to create and monetize properties like the Rivalcade Arena Spectacular, the Rivalcade Rumble Series, and Live the Battle League. Rivalcade has also successfully executed eSports activations for the Trevor May Showdown Series, the Zotac Cup, and Define Human Studios at Dreamhack Atlanta, thus fulfilling Scott's vision and completing the Rivalcade eSports ecosystem.

Rivalcades mission statement from the beginning was to provide a consistent, high end, competitive gaming experience for both professional and amateur gamers alike. That inclusive Pros and Joes approach, combined with a unique competitive spirit forged by years of competitive sports, creates tremendous value for Rivalcade's partners, and the brands that work with them.

Founders and Officers



Scott O Leary
CEO

Scott is a serial entrepreneur, avid technologist, and creative content producer, with 35 years of gaming passion, and the vision to make Rivalcade a success. Scott has extensive experience working both in technology start-up environments and Fortune 500 companies. He has a BS in Computer Science from the University of Massachusetts-Amherst and a Master's degree in Information Technology from Bentley University.

Key Team Members



Jake Laumann
DIRECTOR OF OPERATIONS

Notable Advisors & Investors





Chris Chaney

Advisor, CEO, Chaney Group Holdings | Sports, Media and Entertainment



Trevor May

Advisor, A professional baseball player, Twitch entertainer, and serial entrepreneur.



George Daniel

Advisor, Partner at Lanza, Reich, & Daniel, and former Commissioner of the NLL.



Michael Kelley

Advisor, A 20 year veteran and C-Level executive of the Event Marketing Industry.



Brian O Leary

Advisor, Magellan Media Partners. Helps enterprises capitalize on the power of content.



Gary Klienman

Advisor, CEO at Wham Network, an eSports Lifestyle content network.

Q&A with the Founder

Q: What is your "marketing/business"?

Rivalcade: We already have a solid pipeline of brands interested in sponsoring future eSports events based on all the work we have done over the last year. The strategy is to develop and deploy compelling eSports properties that we know will generate excitement, and as a result large audiences. We will leverage those large audiences to sell sponsorships and advertisements.

Q: What is the user growth trending?

Rivalcade: Twitch Followers: March – 3,000; April – 15,000; May – 23,000; We've had 250,000 plus unique viewers for events. The above stats are just followers.

Q: What sponsorships are in the pipeline?

Rivalcade: We have sponsorship opportunities in the pipeline with Razer, DXRacer, XSolla Academy, Zotac, Geico, McDonalds, T-Mobile, and Toyota.

Q: What is your product roadmap?

Rivalcade: Weekly Grass Roots Tournaments; Monthly Major Tournaments; Professional "Show" Matches (eSports Championship Format); Professional "Show" Tournaments (eSports Championship Format); Live the Battle League Launch (eSports Championship Format)

Q: What are prize pools?

Rivalcade: The prize pools will vary depending on the title, skill level, and professional backing of the players and teams involved. Prize pools going forward could range from $100 for a grass roots tournament, to $100K for a pro-level event with major sponsors.

Q: How are you achieving your user growth on Facebook, Twitter and Twitch?

Rivalcade: We are spending a lot of time on our content and partnerships. We feel strongly that if we provide the best viewing experience in eSports that more and more people will watch, share, tell their friends, etc. The growth is strong, but we feel we have only scratched the surface. We have seen big teams play in our tournaments which also is great for awareness. As we grow our prize pools and event profiles, we will see our community growing even more.

Q: What is the story behind the loan? Why did you take it out?

Rivalcade: We were running big tournaments including the Rumble series and needed the money for working capital. It is for approximately $75K, and will be paid off in 1 year. It gave us more flexibility for capital in addition to the nearly $300K myself and my family put into the business. Note: This is a $75K loan from Kabbage with a 12-month term and an interest of 16.4%. Approximately 69K is outstanding as of May 30th, 2017. The maturity date is July 21, 2018.

Q: What is your exit strategy?

Rivalcade: Our two possible exit strategies are to be acquired by a larger entity seeking to be part of something big in the eSports industry, or to partner with the correct entities to develop the most competitive eSports community in the world.

Q: What is the market size and growth for this industry?

Rivalcade: eSports is a multi-billion dollar market and growing exponentially. In 2016, about $661M was spent on sponsorships and advertising in this space. In 2017, if we can tap into just 1% of that market, it will take Rivalcade to the next level. Combine that with the broadcast rights, merchandise, ticket sales, and other revenue streams, and we get really excited about our future. This also isn't just an American market, but worldwide as well.

Q: Please detail these items on your historical P&L: Refunds and Allowances, Services Revenue, Promotional (expense), Tools (expense), and Reimbursement (expense).

Rivalcade: Refunds and Allowances: This was a refund for a tournament platform that we did not use; Services Revenue: I used this revenue category when we provided broadcasting services to our customers; Promotional (expense): This would be prize pools and advertising spends; Tools (expense): This is for computers and accessories, broadcast software, etc.; Reimbursement (expense): Reimbursement for employee or contractor out-of-pocket expenses related to the business.

Q: Your gross profit revenue projections are very low, can you walk me through how you are going to scale to profitability?

Rivalcade: We are using 50% gross margins in our projections. As we scale and do more live events, we are anticipating a lot of expenses for prize pools, hosting, marketing, etc. In our projections, we are assuming that 50% of our revenue will go towards these expenses, and the rest will go towards operations. Two years from now, we hope to have seven figures in profits and anticipate that to grow as both our brand and the industry continue to expand.

Q: In your projections, your salary expenses are growing a lot. Is that for you or additional team members?

Rivalcade: The business to this point has been self-funded. After a successful raise, and as we build our revenue, it's reasonable to take a modest salary increase. Beyond that, as we scale the business, we want to scale the team to handle the growth that we are expecting. We need people to run our initiatives. We want to grow, and need the right people to make that happen.

Show fewer answers from the founder

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Highlights
Overview
Product & Service
Team Story
Term Sheet
Q&A with Founder
Market Landscape
Financial Discussion
Form C
Data Room
0 comments
SeedInvest

Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

TERMS & DESCRIPTION	REGULATION D - RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Pre-Seed	Pre-Seed
Round size	US $1,000,000	US $1,000,000
Minimum investment	$20,000	US $500
Target minimum	US $250,000	US $250,000
Security type	Crowd Note	Crowd Note
Conversion discount	20.0%	20.0%
Valuation cap	US $2,000,000	US $2,000,000
Interest rate	5.0%	5.0%
Closing Terms	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $250,000 under the Combined Offerings (the "Closing Amount") by October 16, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $250,000 under the Combined Offerings (the "Closing Amount") by October 16, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

TERMS

Investment Management Agreement	All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with Rivalcade's offering materials for additional details.	All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with Rivalcade's offering materials for additional details.

Use of Proceeds

If Minimum Amount Is Raised


Live the Battle League
Working Capital
Live Activations
Content Production
Invitational Tournaments

If Maximum Amount Is Raised


Working Capital
HQ & Studio
Live Activations
Content Production
Invitational Tournaments
Live the Battle League

Financial Discussion

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company is a business that has not yet generated profits nor significant revenues, has sustained net losses of $145,750 and $32,470 during the periods ended December 31, 2016 and 2015, respectively, and has an accumulated deficit of $178,220 as of December 31, 2016.

In June 2017, the Company entered into a legal services agreement whereby the counterparty is to receive 1% of the Company's equity over a two-year vesting period.

In June 15, 2017, the Company and Lanza Reich LLP dba Reich and Daniel entered into an agreement to form a business to operate an E-sports competition with the name Live the Battle League LLC. Both parties will have 50% ownership interest in the Company.

In June 15, 2017, the Company and the CEO of the Company ("Licensor") and Live the Battle League LLC ("Licensee") entered into a license and royalty agreement. Licensee was granted a non-exclusive worldwide right to use the "E-sports Championship Tournament Format" owned and invented by the Licensor. As consideration for the grant, Licensee will pay to Licensor five (5%) percent of the revenue realized by the Licensor from ticket and media rights sales derived from the competition format.

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues to date primarily consist of sponsorship fees for tournaments hosted by the Company. Costs of net revenues are primarily prizes paid out to winners of the tournaments hosted by the Company.

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. We are dependent upon additional capital resources for the commencement of our planned principal operations and are subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the our planned operations.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company has not made any material capital expenditures in the past two years.

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information Trends and Uncertainties

As of December 31, 2016, the Company has not yet commenced planned full scale principal operations nor generated significant revenue. The Company's activities since inception have primarily consisted of product development, business development, and efforts to raise additional capital. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations.

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $8,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Market Landscape



https://newzoo.com/insights/articles/esports-revenues-will-reach-696-million-in-2017/

Current Market

The eSports industry is growing rapidly. According to NewZoo, the coming year will see the eSports Economy grow to $696 million, a year-on-year growth of 41.3%. Brands are expected to spend $517 million, broken down into $155 million on advertising, $266 million on sponsorship, and a further $95 million on media rights. Brand investment will double by 2020, pushing the total market to $1.5 billion.

The current professional eSports landscape is dominated by two major companies, ESL and Dreamhack. Although these companies produce competitive and in high quality events, they both admittedly struggle with brand activations and fan engagment. Additionally, most of their events are geared only towards professional organizations, and only occur a few times a year.

How we are different

The eSports marketplace speaks to the most highly desired consumer demographic, the Millennials. Brands are looking for an authentic engagement and interaction with this core eSports demographic, which according to our research, 67% of which are under the age of 35.

By offering a complete eSports ecosystem that includes competitions (both live and online), content (both digital and linear), and engaging activations (both live and online), Rivalcade can offer a complete marketing solution to brands, both endemic and non-endemic, that want to be involved in eSports.

Risks and Disclosures

Risks Related to the Company's Business and Industry

The Company's success depends on the experience and skill of Scott O'Leary, the current CEO and board of director. The Company has entered into an employment agreement with Scott O'Leary, although there can be no assurance that he will continue to be employed by the Company for a particular period of time. The loss of Scott O'Leary or any future members of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

Rivalcade has a $75K loan with 12-month amortization. The loan is from Kabbage with an interest of 16.4% and a maturity date of July 21, 2018. This limits the cash flow of the business. A portion of the proceeds from this offering could be used to pay off the debt.

Rivalcade currently has $5,400 in cash balance. A successful fundraise will be key for operations. The Company could be harmed if it is unable to meet its cash demands to adequately manage its prize pools, salaries, and marketing demands.

Rivalcade faces competition from other companies in the eSports space. We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved product and thus may be better equipped than us to develop and commercialize product. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our product will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We may not be successful in obtaining any issued patents. Our success depends significantly on our ability to obtain, maintain and protect our proprietary rights to the technologies used in our services. Our eSport Championship Format is patent pending, which only indicates that we are pursuing protection, but the scope of protection, or whether a patent will even be granted, is still undetermined. We are not currently protected from our competitors. Moreover, any patents issued to us may be challenged, invalidated, found unenforceable or circumvented in the future.

We may plan to implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business. Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Scott O'Leary who is the CEO of the Company. The Company has an employment agreement with Scott O'Leary although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Scott O'Leary or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights. Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications. Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

The Company's auditor has issued a going concern opinion. The auditor has issued a "going concern" opinion on the Company's financial statements. The company did not generate profits and sustained net losses during the periods ending December 31, 2016 and 2015. According to the auditor, the Company has an accumulated deficit of $178,220 as of December 31, 2016. Additionally, the ability to continue as a going concern for the next 12 months depends on the company's ability to produce revenues from operations to meet its obligations and/or to obtain additional capital financing. The independent accountant observes that these factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The auditor further notes that the financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

Risks Related to the Securities

A majority of the Company is owned by a small number of owners. Prior to the Offering, the CEO Scott O'Leary owns up to 82% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Florida law, the CEO may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. The CEO may have interests that are different from yours. For example, the CEO may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company.

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances, and in certain circumstances only at the option of the Company.

These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (and only a financing using preferred shares will count for this purpose), the conversion price will be set for conversion into non-voting shares of a to-be-determined class of preferred stock. Investors in the Regulation CF offering will be considered non-major investors under the terms of the notes offered. Only major investors will have their notes converted at this time, notes held by non-major investors will only convert at the sole discretion of the Company or in the event of subsequent corporate transaction. Further, the notes convert at a discount of 25%, or based on a valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time conversion, if any, might value the Company at an amount well below the valuation cap, so you should not view the valuation cap as being an indication of the Company's value. Further any interest on the notes is accrued interest, therefore you will not be paid interest payments on these notes. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

It is unclear how the Crowd Note would be interpreted by a court if we were forced into litigation. We are using Crowd Notes in this offering. Crowd Notes are designed to offer equity in the Company at a future date when specified conditions occur. However, it is unclear how a court in Delaware would interpret the provisions of the Crowd Note in relation to our organization as a limited liability company and since the notes set the number of underlying securities an investor is entitled to now, but do not provide for interest or a maturity date and only convert in limited circumstances. Should we be forced to litigate the terms of the Crowd Note, it is possible that a court would not interpret the note as we do, thereby impacting the terms of the investment and possibly providing greater rights to some investors and lesser rights to others.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a non-major investor under the terms of the notes offered, and therefore upon any conversion you will receive shares of a Shadow Series with certain limited rights. Shadow Series shareholders may receive a different liquidation preference, may not have voting rights, and will receive quarterly business updates by the Company but may be limited in other information and inspection rights. Furthermore, the Company has issued and may issue convertible notes to investors outside of this offering. Those notes may convert earlier or under terms more favorable than the Crowd Note.

You will be bound by an investment management agreement, which limits your voting rights. All Non-Major Purchasers of Crowd Notes will be bound by an Investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes vote to terminate the agreement.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.



Rivalcade's Form C

The Form C is a document the company must file with the Securities and Exchange Commission, which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Download Rivalcade's Form C

Data Room

NAME	TYPE
📁 Pitch Deck and Overview (1 file)	Folder
📁 Product or Service (10 files)	Folder
📁 Financials (2 files)	Folder
📁 Fundraising Round (1 file)	Folder
📁 Investor Agreements (2 files)	Folder
📁 Miscellaneous (3 files)	Folder

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Disclaimer

This presentation contains offering materials prepared solely by Rivalcade without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

RIVALCADE
LIVE THE BATTLE

OUR VISION

Rivalcade is an eSports lifestyle ecosystem that integrates eSports competitions, content, and brand activations. Rivalcade brings eSports professionals and enthusiasts together to create a compelling experience for fans and brands alike.


Consistency
No Entry Fees
Competitions
Live the Battle League
Organized
Reputable
Live Stream Events
Content
Original eSports Content
Production & Distribution
Experiential Events
Rivalcade Live
Mobile Tours
Branded Popups

SOLUTION

Rivalcade was created to…

- Address gaps in the eSports ecosystem for tournaments, teams, and brands.
- Reach and engage the most important eSports segments with a compelling eSports experience.
- Provide an integrated solution for brands to connect with eSports audiences in an authentic, organized, and consistent manner.



ESPORTS MARKET SIZE





2017 ESPORTS REVENUE STREAMS | GLOBAL

INCLUDING YEAR-ON-YEAR GROWTH | FEATURING ELEAGUE MEDIA RIGHTS | Q1 2017

newzoo ESPORTS

GAME PUBLISHER FEES
$115.8M
+17.9%

MEDIA RIGHTS
$95.2M
+81.5%

MERCHANDISE & TICKETS
$63.7M
+42.4%

17%

14%

9%

2017 TOTAL
$696M
+41.3%
YEAR ON YEAR

22%

ADVERTISING
$155.3M
+21.0%

SPONSORSHIP
$266.3M
+57.7%

38%

Newzoo's esports revenue figures always exclude revenues from betting, fantasy leagues, and similar cash-payout concepts, as well as revenues generated within games.

©Newzoo | 2017 Global Esports Market Report

MEDIA RIGHTS: TURNER LICENSES ELEAGUE CONTENT ACROSS THE GLOBE



REGION/COUNTRY	BROADCASTER
SE ASIA	ASTRO
SE ASIA	TURNER
LATIN AMERICA	EL SPORTIVO
PAN NORDIC	TV3 / VIASAT
CHINA	HUOMAO
RUSSIA	STARLADDER
NEW ZEALAND	TVNZ
ISRAEL	ZOOM TV
CZECH REPUBLIC	O2
UK	GINX
BALKANS	SPORTSKLUB
POLAND	MTG
MENA	OSN
FRANCE	GROUP AB
FRANCE	O'GAMING
AFRICA	SUPERSPORT
HUNGARY	TV2
TURKEY	SARAM MEDIA
GERMANY	FREAKS4U GAMING
ROMANIA	PROTV/SPORT.RP

This slide represents hypothetical, estimated growth based on third-party projections. It is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

RIVALCADE
LIVE THE BATTLE

MARKET OPPORTUNITY

- **Total Available Market (TAM = $2.2B 2016)**
  - Gaming Video Content ($1.5B)
  - eSports ($696M – SuperData Research)
    - Sponsorships & Advertising ($421M)
    - eSports Tournaments & Events ($40M)
    - Ticket Sales and Merchandise ($63M)

- **Serviceable Available Market (SAM = $1.2B)**
  - Gaming Video Content ($1B)
  - eSports ($200M)
    - Sponsorships & Advertising ($160M)
    - eSports Tournaments & Events ($20M)
    - Ticket Sales and Merchandise ($20M)

- **Serviceable Obtainable Market (SOM = $30M)**
  - Gaming Video Content ($8M)
  - eSports ($22M)
    - Sponsorships & Advertising ($16M)
    - eSports Tournaments & Events ($4M)
    - Ticket Sales and Merchandise ($2M)





This slide represents hypothetical, estimated growth based on management opinion and estimates. It does not represent current market penetration, and is meant for illustrative purposes. It does not represent guarantees of future results, levels of activity, performance, or achievements.

ESPORTS GROWTH





newzoo
ESPORTS
ESPORTS REVENUE GROWTH
GLOBAL | FOR 2015, 2016, 2017, 2020 | Q1 2017
TOTAL REVENUES
(MEDIA RIGHTS, ADVERTISING, SPONSORSHIP, MERCHANDISE & TICKETS, GAME PUBLISHER FEES)
BRAND INVESTMENT REVENUES
(MEDIA RIGHTS, ADVERTISING, SPONSORSHIP)
$325 MILLION
$230 MILLION
2015
TOTAL REVENUES
+51.7%
YoY
$493 MILLION
$350 MILLION
2016
TOTAL REVENUES
+41.3%
YoY
$696 MILLION
$517 MILLION
2017
©2017 Newzoo
TOTAL REVENUES
+35.6%
CAGR
2015-2020
$1488 MILLION
$1220 MILLION
2020
©Newzoo | 2017 Global Esports Market Report



China & North America will generate
$362M
in 2017, or 52% of global esports revenues
15%
7%
41%
$696M
2017
37%
CHINA
S.KOREA
NAM
REST OF WORLD

This slide represents hypothetical, estimated growth based on third-party projections. It is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.



RIVALCADE
LIVE THE BATTLE

WHAT WE DO

Rivalcade is an integrated lifestyle brand that generates revenue from several parts of the eSports value chain through multiple touch points; competitions, original content, and experiential activations.

- **Competitions**
  - Live the Battle League
  - Monthly Major Events
  - "Pros vs Joes"
  - Wide Variety of eSports Titles
  - Peer to Peer Competitions
- **Original Content**
  - Tournament Live Streams
  - Unique eSports Lifestyle Programming
  - Capture, Share, Leverage
  - High Quality Broadcasts
- **Rivalcade Live**
  - Rivalcade eSports Experiential Activations
  - State of the Art eSports & Gaming Experience
  - Branded Experiences
  - Product Trials and Showcases

RIVALCADE
LIVE THE BATTLE

TRACTION & OPPORTUNITIES

STRATEGIC PARTNERS







LANZA REICH & DANIEL

TREVORMAY

WHAM

BATTLEFY

twitch

BLIZZARD ENTERTAINMENT

SPONSORS

Razer

DXRACER

NZXT

YOUSTAKE™

ZOTAC

OPPORTUNITIES

GEICO

T · · Mobile ·

logitech G

SCUF GAMING

McDonald's

PlayStation

BenQ

TOYOTA

newegg

Rivalcade does not have relationship with companies listed under "opportunities". These logos reflect management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. These logos are meant for illustrative purposes and do not represent guarantees of future results, levels of activity, performance, or achievements.

RIVALCADE
LIVE THE BATTLE

LIVE THE BATTLE LEAGUE



UNIQUE PATENTED TOURNAMNET FORMAT

The **Live the Battle League** is an eSports Championship pitting teams competing across the top eSports titles to prove who is truly the greatest eSports Team, no matter the title.

COMPETITIVE OPPORTUNITIES

- Head to Head: Show matches featuring to Professional teams
- Invitationals: Points based on team performance across all titles
- Leagues: The next generation of competitive eSports

STRATEGY

- Primary Focus on Professional Sports Team involvement/investment
- Secondary Focus on eSports Organizational Strength and Reach
- Tertiary Focus on Major Metro Markets

GOALS

- Unite the local eSports communities with the professional eSports scene
- Create national brand awareness for our League, Teams, and Sponsors
- Develop Peer to Peer competitions between Teams, Cities, and Colleges



These statements represent management opinions. They do not represent guarantees of future results, levels of activity, performance, or achievements.

RIVALCADE
LIVE THE BATTLE

LEAGUE ROLLOUT PLAN

PLANNED GEO BASED FRANCHISE FOOTPRINT – EXAMPLE SEASON 1


LIVE THE BATTLE LEAGUE
SAN FRANCISCO
LIVE THE BATTLE LEAGUE
LAS VEGAS
LIVE THE BATTLE LEAGUE
LOS ANGELES
LIVE THE BATTLE LEAGUE
DALLAS
LIVE THE BATTLE LEAGUE
DETROIT
LIVE THE BATTLE LEAGUE
LOUISVILLE
LIVE THE BATTLE LEAGUE
BOSTON
LIVE THE BATTLE LEAGUE
NEW YORK
LIVE THE BATTLE LEAGUE
PHILADELPHIA
LIVE THE BATTLE LEAGUE
MIAMI

STRATEGY

- Primary Focus on Professional Sports Team Involvement/Investment
- Secondary Focus on eSports Organizational Strength and Reach
- Tertiary Focus on Major Metro Markets

Rivalcade does not have locations in the above cities. This slide represents future, rather than current footprint, and is meant for illustrative purposes. It does not represent guarantees of future results, levels of activity, performance, or achievements.

RIVALCADE
LIVE THE BATTLE

ORIGINAL CONTENT

Throughout the Rivalcade ecosystem, we will capture, produce and distribute a wide variety of exclusive and original content to millions of viewers, including:


Competition Live Streams


Lifestyle Content


Interviews & Analysis


Celebrity Appearances

Sponsors will have access to multiple opportunities for exclusive and co-branded content.

RIVALCADE
LIVE THE BATTLE

RIVALCADE LIVE



RIVALCADE:

A State-of-the-Art eSports activation experience featuring the Main Stage, eSports Stations, Tournaments, Merchandise, & Snack Bar

ACTIVITIES: Technology Showcases, Product & Title Demos, Celebrity Appearances, Presentations, & MORE!

Make every eSports event an event to remember!

The above image is a 3D mockup for illustrative purposes only. The image does not represent guarantees of future results, levels of activity, performance, or achievements.

RIVALCADE

LIVE THE BATTLE

COMPETITIVE ADVANTAGES

- **Influential Industry Partnerships**
  - Razer
  - DXRacer
  - Battlefy
  - Xsolla
  - Lanza, Reich, & Daniel
- **Unique Tournament Structures**
  - Live the Battle League eSports Championship (Patent Pending)
  - Open Tournaments
  - Monthly Majors
  - Influencer Involvement
- **Complete eSports Ecosystem**
  - Online, Live Events, and Local eSports Events
  - Compelling Brand Exposure
- **Content Strategy**
  - OTT Content Distribution
  - Unique eSports Programming ('Live the Battle' Reality Show)
  - Key Influencers/Celebrities & Colleges

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.

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Scott O'Leary: CEO

Scott is a serial entrepreneur, avid technologist, and creative content producer, with 35 years of gaming passion, and the vision to make Rivalcade a success. Scott is an experienced entrepreneur, and has extensive experience working both in technology start-up environments and Fortune 500 companies. He has a BS in Computer Science from the University of Massachusetts, and a Master's degree in Information Technology from Bentley University.

Michael Kelley: Advisor

Mike is a 20 Veteran of the Event Marketing Industry and the former COO & EVP at Pierce, an Omnicom owned Event Marketing and Promotions Agency. During Mike's executive tenure at Pierce, the agency won more than 10 awards for outstanding work for their clients and received recognition as a pioneer in the industry. Mike has a BS in Sports Management from the University of Massachusetts.

Chris Chaney: Advisor

- CEO, Chaney Group Holdings
- Sports, Media and Entertainment
- Chaney Group Holdings
- Princeton University
- Dallas/Fort Worth Area

George Daniel: Advisor

Over 25 years experience in sports law including serving as General Counsel and Commissioner of the National Lacrosse League a professional sports league averaging approximately 10,000 fans per game. Negotiated and drafted numerous broadcast and sponsorship contracts with companies such as Reebok, Under Armour, New Era, Molson, Coors, ESPN, NBC and CBS Sports Network. Negotiated six collective bargaining agreements with players association including implementation of the league's first ever Luxury Tax System.

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